Exhibit 4.2

EXECUTION VERSION

FOURTH SUPPLEMENTAL INDENTURE

FOURTH SUPPLEMENTAL INDENTURE (this “Fourth Supplemental Indenture”) dated as of December 9, 2022 among the Mohegan Tribal Gaming Authority (the “Authority”), The Mohegan Tribe of Indians of Connecticut (the “Tribe”) and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS the Authority, the Tribe, for the limited purposes set forth therein, and certain subsidiaries of the Authority, as guarantors, have heretofore executed and delivered to the Trustee an Indenture, dated as of October 14, 2016 (as amended and supplemented from time to time prior to the date hereof, the “Indenture”), providing for the issuance of the Authority’s 7.875% Senior Notes due 2024 (the “Notes”);

WHEREAS Section 9.02 of the Indenture provides, among other things, that with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, and solely for purposes of the amendment set forth in Section 3(a)(i)(12) hereof, the consent of the Holders of at least 66 2/3% in principal amount of the Notes then outstanding, (collectively, the “Requisite Consents”), the Authority, the Tribe and the Trustee may enter into a supplemental indenture for the purpose of amending the Indenture;

WHEREAS the Authority has received the Requisite Consents from the Holders of the Notes to certain amendments to the Indenture, set forth in Section 3 hereof (the “Amendments”), in accordance with the terms and conditions of the Exchange Agreement, dated as of November 29, 2022 among the Authority and the investment advisor and other parties thereto (as amended, modified or supplemented from time to time, the “Exchange Agreement”);

1. NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Authority, the Tribe and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

2. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture, and the rules of construction contained in the Indenture will apply equally to this Fourth Supplemental Indenture.

3. AMENDMENTS.

a.	The provisions of this Section 3(a) are referred to herein as “Covenant Amendments”.

i.

The following provisions of the Indenture and all references thereto in the Indenture will be deleted in their entirety, and the Authority, the Tribe and the Guarantors shall be released from their respective obligations under the following provisions of the Indenture, provided that the section or article numbers, as applicable, will remain and the word “[reserved]” shall replace the title thereto:

1.	Section 4.03, “Reports”;

2.	Section 4.04, “Compliance Certificate”;

3.	Section 4.05, “Taxes”;

4.	Section 4.06, “Stay, Extension and Usury Laws”;

5.	Section 4.07, “Restricted Payments”;

6.	Section 4.08, “Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

7.	Section 4.09, “Incurrence of Indebtedness and Issuance of Preferred Stock”;

8.	Section 4.10, “Asset Sales”;

9.	Section 4.11, “Transactions with Affiliates”;

10.	Section 4.12, “Liens”;

11.	Section 4.13, “Line of Business”;

12.	Section 4.15, “Offer to Repurchase at the Option of Holders upon Change of Control”;

13.	Section 4.17, “Sale and Leaseback Transactions”;

14.	Section 4.18, “Limitation on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries”;

15.	Section 4.20, “Guarantees”;

16.	Section 4.24, “Restrictions on Leasing and Dedication of Property”;

17.	Section 4.25, “Maintenance of Insurance”;

18.	Section 4.26, “Gaming Licenses”;

19.	Section 4.28, “Suspension of Covenants”;

20.	Section 4.29, “Maintenance of Properties”;

21.	Section 5.01, “Liquidation or Dissolution” (subsection (b) only);

22.	Section 6.01, “Events of Default” (subsections (c) through (f) (inclusive) and subsections (i) through (l) (inclusive));

23.	Section 12.01, “Negative Covenants of the Tribe”;

24.	Section 12.02, “Affirmative Covenants of the Tribe”; and

25.	Section 12.03, “Additional Agreements and Acknowledgments of the Tribe”.

ii.	The following provisions of the Indenture will be modified or replaced, as applicable, as follows:

1.

modify Section 3.01, “Notices to Trustee” by deleting “at least 15 days but not more than 60 days before a Redemption Date (except as set forth in Section 3.03 below)” and replacing the deleted language with the following: “at least five (5) Business Days but not more than 60 days before a Redemption Date”;

2.

modify Section 3.02, “Selection of Notes to Be Redeemed” by deleting “not less than 15 nor more than 60 days prior to the Redemption Date” and replacing the deleted language with the following: “at least three (3) Business Days but not more than 60 days prior to the Redemption Date”; and

3.

modify Section 3.03, “Notice of Redemption” by deleting “at least 15 days but not more than 60 days before a Redemption Date” and replacing the deleted language with the following: “at least three (3) Business Days but not more than 60 days before a Redemption Date”.

b.	The provisions of this Section 3(b) are referred to herein as “Conforming Amendments”.

i.	Section 1.01 of the Indenture, entitled “Definitions,” will be replaced or modified, as applicable, as follows:

1.	modify the definition of “Capital Lease Obligation” by making the following stricken and underlined changes:

“Capital Lease Obligation” means, ~~at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet~~ as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations (under FASB ASC Topic 840) or a financing lease (under FASB ASC Topic 842) under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

2.	modify the definition of “GAAP” by making the following stricken and underlined changes:

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date~~. For the avoidance of doubt,~~; provided that lease obligations not capitalized under GAAP as in effect on ~~the Issue Date~~ October 14, 2016 shall not be deemed to constitute Indebtedness under this Indenture as a result of any change in GAAP after ~~the Issue Date~~ such date, regardless of whether such lease obligations were incurred on, before or after such date.

3.	modify clause (v) in the definition of “Permitted Investments” by making the following stricken and underlined changes:

(v) any Investment in any Persons engaged in the Principal Business or a Related Business either (1) made prior to January 26, 2021 or (2) to the extent made from or after January 26, 2021, having an aggregate fair market value (as reasonably determined in good faith by the Management Board and measured as of the date of such Investment, without giving effect to any subsequent increases or decreases in value) not to exceed, at any one time outstanding ~~the greater of (A) $100.0 million and (B) 25% of Consolidated Cash Flows~~ as of the date of any such Investment, the sum of (A) (i) $225.0 million if the Consolidated Secured Leverage Ratio does not exceed 5.00 to 1.00 after giving effect to the incurrence of any such Investment or (ii) $100.0 million if the Consolidated Secured Leverage Ratio exceeds 5.00 to 1.00 after giving effect to the incurrence of any such Investment and (B) any cash returns (including dividends, interest, distributions, returns of principal, profits on sale, repayment, income and similar amounts) actually received by the Authority or its Restricted Subsidiaries in respect of any such Investment;

4.	modify clause (xv) in the definition of “Permitted Liens” by making the following stricken and underlined changes:

(xv) ~~[reserved]~~Liens securing Indebtedness permitted under Section 4.09(b)(xii); and

5.	modify the definition of “Priority Distributions” by making the following stricken and underlined changes:

“Priority Distributions” means distributions to the Tribe by the Authority in an aggregate amount not to exceed ~~$60.0 million~~ in any fiscal year ~~2017~~(inclusive of ~~“priority distributions”~~ Priority Distributions made prior to the Issue Date under the Existing Indebtedness) the greater of (i) ~~$60.0M~~ $70.0 million ~~in fiscal year 2018, and, in each~~ and (ii) 20% of Consolidated Cash Flow for the prior fiscal year ~~thereafter, $60.0 million~~; provided that, subject to the next succeeding proviso, not more than ~~$20.0~~$25.0 million of the Priority Distributions permissible in any fiscal year shall be made in any fiscal quarter; provided, further, that the amount of Priority Distributions permitted to be made in any fiscal quarter shall be increased by the unused amount of Priority Distributions (without the accrual of interest thereon) allocated for any prior fiscal quarter. Priority Distributions include priority distribution payments made by the Authority under the Priority Distribution Agreement.

ii.	The following provisions of the Indenture will be modified or replaced, as applicable, as follows:

1.	modify the first sentence of Section 4.03(a), “Reports” by making the following stricken and underlined changes:

(a) ~~Whether or not required by the rules and regulations of the SEC, so~~So long as any Notes are outstanding, the Authority will ~~file a copy of each of the following reports with the SEC for public availability (unless the SEC will not accept such a filing, in which case the Authority will otherwise publicly post such reports) and~~ furnish to the Holders and the Trustee (in each case which may be deemed to be made by electronic transmission via the SEC’s EDGAR system or any successor system thereto or by posting to the publicly available website of the Authority) within 15 days after the end of the time periods specified in the SEC’s rules and regulations for filings of current, quarterly and annual reports (whether or not required by the rules and regulations of the SEC):

2.	modify Section 4.07(a)(C) “Restricted Payments” by making the following stricken and underlined changes:

(C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Authority and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by Section 4.07(b) hereof), is less than the sum, without duplication, of (1) 50% of the Consolidated Net Income of the Authority for the period (taken as one accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the end of the Authority’s most recently ended fiscal quarter for which internal consolidated financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (2) 100% of the aggregate net cash proceeds or fair market value (as determined in the good faith, reasonable judgment of the Management Board and evidenced by a resolution set forth in an Officer’s Certificate delivered to the Trustee) of assets or property (other than cash) received by the Authority after the Issue Date from capital contributions from the Tribe that bear no mandatory obligation to repay the Tribe, plus (3) to the extent that any Restricted Investment that was made after the Issue Date or any Investment in an Unrestricted Subsidiary or joint venture existing on the Issue Date is sold, liquidated or otherwise disposed of or realized upon (including by way of dividends, interest, distributions, returns of principal, profits on sale, repayment ~~of loans or returns on equity through dividend or distribution~~ , income and similar amounts in respect of such Investments), the lesser of (I) the cash, or fair market value (as determined in the good faith, reasonable judgment of the Management Board ~~and evidenced by a resolution set forth in an Officer’s Certificate delivered to the Trustee~~) of assets other than cash, received by the Authority or its Restricted Subsidiaries with respect to such Restricted Investment (less the cost of disposition to the Authority and its Restricted Subsidiaries, if any) and (II) the initial amount of such ~~Restricted~~ Investment, plus (4) to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (I) the fair market value of the Authority’s Investment in such Subsidiary as of the date of such redesignation and (II) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary~~;~~, plus (5) $25.0 million.

3.	modify Section 4.09(b), “Incurrence of Indebtedness and Issuance of Preferred Stock” by making the following stricken and underlined changes (unaffected clauses are not reproduced here):

(x) to the extent that such incurrence does not result in the incurrence by the Authority or any Restricted Subsidiary of any obligation for the payment of borrowed money of others, Indebtedness incurred solely as a result of the execution by the Authority or its Restricted Subsidiaries of a Completion Guarantee and Keep-Well Agreement; ~~and~~

(xi) any guarantee of Indebtedness of another Person to the extent constituting a Permitted Investment incurred pursuant to clauses (v) or (xiii) of the definition thereof~~.~~; and

(xii) Indebtedness of Mohegan Earth Hotel, LLC and/or Mohegan Hotel Holding, LLC (or their respective successors), in an aggregate amount not to exceed $100.0 million, which Indebtedness shall be (A) unsecured or (B) secured only by assets of Mohegan Earth Hotel, LLC and/or Mohegan Hotel Holding, LLC (or their respective successors); provided that immediately after giving pro forma effect to such incurrence and any other transaction consummated on the date of incurrence that is being given pro forma effect, the Consolidated Leverage Ratio would not exceed the Consolidated Leverage Ratio as calculated immediately prior to such incurrence and without giving pro forma effect to any other such transaction.

4. WAIVER OF APPLICABLE DEFAULTS. Any Default or Event of Default that has arisen or may hereafter arise from the failure of the Authority to comply, or cause its subsidiaries to comply, with any covenant referred to in Section 3(a)(i) above shall be and be deemed permanently waived upon the Covenant Amendments becoming operative in accordance with Section 11 below (the “Covenant Waiver”).

5. NOTES DEEMED CONFORMED. The provisions of the Notes shall be deemed to be conformed to the Indenture as supplemented by this Fourth Supplemental Indenture and amended to the extent that the Notes are inconsistent with the Indenture as amended by this Fourth Supplemental Indenture.

6. RATIFICATION OF INDENTURE; SUPPLEMENTAL INDENTURES PART OF INDENTURE. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Fourth Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

7. GOVERNING LAW. THIS FOURTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

8. TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fourth Supplemental Indenture or in respect of the recitals contained herein, all of which recitals are made solely by the Authority. All of the provisions contained in the Indenture as amended hereby in respect of the rights, privileges, protections, immunities, powers and duties of the Trustee shall be applicable in respect of this Fourth Supplemental Indenture as fully and with like force and effect as though set forth in full herein.

9. COUNTERPARTS. The parties may sign any number of copies of this Fourth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Fourth Supplemental Indenture and of signature pages by facsimile, PDF or other electronic signature transmission shall constitute effective execution and delivery of this Fourth Supplemental Indenture as to the parties hereto and may be used in lieu of the original Fourth Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic signature shall be deemed to be their original signatures for all purposes.

10. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction thereof.

11. EFFECTIVENESS; REVOCATION. This Fourth Supplemental Indenture shall become effective and binding on the Authority, the Tribe, the Guarantors, the Trustee and every Holder of the Notes heretofore or hereafter authenticated and delivered under the Indenture upon the execution and delivery by the parties of this Fourth Supplemental Indenture; provided, however, that the Conforming Amendments shall become operative only at the first time and date at which the Authority has notified the Trustee in writing that the Initial Settlement Date (as defined in the Exchange Agreement) has occurred, and the Covenant Amendments and Covenant Waiver shall become operative only at the first time and date at which the Authority has notified the Trustee in writing that the Final Settlement Date (as defined in the Exchange Agreement) has been completed.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed as of the date first above written.

MOHEGAN TRIBAL GAMING AUTHORITY

By:	/s/ Raymond Pineault
Name: Raymond Pineault
Title: Chief Executive Officer

THE MOHEGAN TRIBE OF INDIANS OF CONNECTICUT

By:	/s/ Ralph James Gessner, Jr.
Name: Ralph James Gessner, Jr.
Title: Chairman

[Signature Page to Fourth Supplemental Indenture – 2024 Notes]

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Laurel Casasanta
	Name:	Laurel Casasanta
	Title:	Vice President

[Signature Page to Fourth Supplemental Indenture – 2024 Notes]